Exhibit 99.1

AGREEMENT FOR MARKETING AND BRAND DEVELOPMENT SERVICES

This AGREEMENT FOR MARKETING AND BRAND DEVELOPMENT SERVICES (“Agreement”), dated as of November 1, 2022 but effective as of August 1, 2022 (“Effective Date”), is by and between BitNile Holdings, Inc., a Delaware corporation with offices located at 11411 Southern Highlands Pkwy, #240, Las Vegas, NV 89141 (“BitNile”), and Alzamend Neuro, Inc., a Delaware corporation with offices located at 3500 Lenox Rd. NE, Suite 1500, Atlanta, GA 30326 (“Alzamend”).

1.       Marketing and Brand Development Services. BitNile will perform, advertising, marketing, consulting, creative and/or digital services for Alzamend, during the Term, as provided in the services for Alzamend in connection with the planning, provision, creation and/or placing of branding, research Statement of Work (“SOW”) attached hereto as Exhibit A, incorporated herein by reference (such services are collectively referred to as “Services”). During the term of this Agreement, Alzamend may wish to assign additional projects, products, or services to BitNile beyond the Services outlined in the SOW (“Out-of-Scope Assignments”). BitNile agrees, in its sole and absolute discretion, to accept such Out-of-Scope Assignments only upon a separate written agreement with Alzamend regarding additional compensation to be paid to BitNile and other relevant terms and conditions. Nothing in this Agreement will be deemed to require BitNile to undertake any act or perform any Out-of-Scope Assignments.

2.       Subcontractors. Alzamend acknowledges that BitNile may, in the rendition of the Services hereunder, engage third party suppliers and other vendors and subcontractors (“Subcontractors”) from time to time to provide certain services. BitNile shall supervise such services and endeavor to guard against any loss to Alzamend as the result of the failure of Subcontractors to properly execute their commitments, but BitNile shall not be responsible for their failure, acts or omissions, except where such failure, acts or omissions are due to BitNile’s gross negligence or willful misconduct.

3.       Intentionally Omitted.

4.       Fees, Payments, and Expenses.

(a)       Flat Fee.  As compensation for the Services rendered pursuant to this Agreement, Alzamend agrees to pay BitNile a fee of $1,400,000, which fee shall be payable no later than November 3, 2022 and which may, at Alzamend’s election, consist either of cash or shares of common stock of Alzamend (the “Shares”). In the event that Alzamend elects to pay the fee in Shares, such Shares shall be valued at $1.50 per Share.

(b)       Expenses. Alzamend shall reimburse BitNile for all out-of-pocket travel expenses, including transportation, lodging, mileage, and meals incurred in rendering BitNile’s professional services, as well as all necessary incidental expenses (collectively, “Expenses”). Incidental expenses include all expenses incurred for Alzamend’s account in connection with BitNile’s rendition of services and performance of duties hereunder, including but not limited to the cost of packaging material for shipment, postage, messenger, shipping charges, copyright or trademark charges, website hosting, and any advertisement buys associated with radio, print, or other media and online sources. BitNile shall obtain Alzamend's prior written authorization before incurring any individual Expense or cost in excess of $5,000.00. All Expenses not paid directly by Alzamend shall be paid within fifteen (15) days of receipt of BitNile’s invoice. All Expense reimbursements shall be made at BitNile’s direct out-of-pocket costs, without any markup for overhead, administrative costs, or otherwise.

(c)       Taxes. Alzamend shall pay, reimburse, and/or hold BitNile harmless for all sales, use, transfer, privilege, tariffs, excise, and all other taxes and all duties, whether international, national, state, or local, however designated except income taxes.

(d)       Other Fees. Unless otherwise provided in this Agreement, all other services, including Out-of-Scope Assignments, rendered by BitNile shall be subject to additional compensation under a separate agreement between BitNile and Alzamend.

(e)       Payment Of Invoices. All invoices shall be paid by Alzamend within thirty (30) days of receipt.  BitNile may suspend all services on seven (7) days written notice until the amounts outstanding are paid in full.

6.       Trademarks. BitNile may create or develop trademarks for Alzamend, in the form of taglines, slogans, logos, designs, or product and brand names (collectively, the “Marks”). Alzamend shall ultimately be responsible for confirming availability and registering such Marks, even though, pursuant to the SOW, BitNile may assist in coordinating the effort associated with clearing and registering the Marks.

7.       Third Party Licenses. In addition to any other fees set forth in this Agreement, Alzamend shall be required to purchase any applicable third party licenses for any third party products that are necessary for BitNile to design and develop Alzamend marketing websites. Such third party products may include, but are not limited to: server-side applications, clip art, "back-end" applications, music, stock images, or any other copyrighted work which BitNile deems necessary to purchase on behalf of Alzamend. In the event any such third party product exceeds $500.00 per product, BitNile shall obtain Alzamend's prior written consent before incorporating such third party product.

8.       Marketing. BitNile must obtain written approval from Alzamend for the right to use the name and service marks of Alzamend in its marketing materials or other oral, electronic, or written promotions. Any use of BitNile’s logos or links on Alzamend’s website must be approved in writing by BitNile.

9.       Term and Termination.

(a)       Term. This Agreement will commence on the Effective Date and shall continue and will continue in full force and effect for one (1) year.

(b)       Termination. Either party may terminate this Agreement earlier than the one (1) year term discussed above by giving five (5) business days’ written notice to the other party upon the occurrence of any of the following events:

(i)	Either party wishes to terminate the Agreement, for any reason, and such decision, and respective five-business day hours written termination notice to the other party, occurs within ninety (90) days of the Effective Date.

(ii)	The commission by the other party of a material breach of this Agreement, which breach is not cured within thirty (30) days of the other party’s receipt of written notice of such breach; or

(iii)	The other party has or may be commencing a voluntary or involuntary bankruptcy, receivership or similar proceeding with respect to such other party.

(c)       Return of Proprietary or Confidential Information. Within ten (10) days after the termination or expiration of this Agreement, each party shall return to the other all Proprietary or Confidential Information (defined below) of the other party (and any copies thereof) in the party's possession or, with the approval of the party, destroy all such Proprietary or Confidential Information.

10.       Confidentiality. The parties agree to hold each other's Proprietary or Confidential Information in strict confidence. “Proprietary or Confidential Information” shall include, but is not limited to, written or oral contracts, trade secrets, know-how, business methods, business policies, memoranda, reports, records, computer retained information, notes, or financial information. Proprietary or Confidential Information shall not include any information which: (i) is or becomes generally known to the public by any means other than a breach of the obligations of the receiving party; (ii) was previously known to the receiving party or rightly received by the receiving party from a third party; (iii) is independently developed by the receiving party; or (iv) is subject to disclosure under court order or other lawful process. The parties agree not to make each other's Proprietary or Confidential Information available in any form to any third party or to use each other's Proprietary or Confidential Information for any purpose other than as specified in this Agreement. Each party's Proprietary or Confidential Information shall remain the sole and exclusive property of that party. The parties agree that in the event of use or disclosure by the other party other than as specifically provided for in this Agreement, the non-disclosing party may be entitled to equitable relief. Notwithstanding termination or expiration of this Agreement, BitNile and Alzamend acknowledge and agree that their obligations of confidentiality with respect to Proprietary or Confidential Information shall continue in effect for a total period of three (3) years from the Effective Date.

11.       Responsibilities.

(a)       DISCLAIMER OF WARRANTIES. EXCEPT AS SET FORTH IN THIS AGREEMENT, ELECTRONIC SERVICES ARE PROVIDED on an “AS IS” and “AS AVAILABLE” basis, AND BITNILE EXPRESSLY DISCLAIMS ALL OTHER WARRANTIES, EXPRESS AND IMPLIED, INCLUDING, BUT NOT LIMITED TO, THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

(b)       THIRD PARTY DISCLAIMER. BITNILE MAKES NO WARRANTY OF ANY KIND, WHETHER EXPRESS OR IMPLIED, WITH REGARD TO ANY THIRD PARTY PRODUCTS, THIRD PARTY CONTENT OR ANY SOFTWARE, EQUIPMENT, OR HARDWARE OBTAINED FROM THIRD PARTIES.

12.       Indemnities.

(a)       Alzamend Indemnity. Alzamend shall indemnify, defend, and hold harmless BitNile, its parents, subsidiaries, and affiliated companies, and its and their respective employees, officers, directors, shareholders, and agents (each an “BitNile Indemnitee”) from and against any and all Loss incurred by an BitNile Indemnitee based upon or arising out of any third-party claim, allegation, demand, suit, or proceeding (each, a “Claim”) made or brought against any BitNile Indemnitee with respect to any advertising, branding, research or other products or services which BitNile prepared or performed for Alzamend hereunder to the extent that such Claim relates, in whole or substantial part, to: (i) the inaccuracy of any information supplied by Alzamend or its agents to BitNile including, without limitation, information concerning Alzamend’s products and services, the products or services of Alzamend’s competitors or Alzamend’s product or service category; (ii) the use of any marketing, branding, research, advertising, packaging, trademark, software, hardware or other materials, or components thereof, furnished by Alzamend or its agents to BitNile to be included in any materials or media placements; (iii) the use of any materials or data provided or created by BitNile and changed by Alzamend or its agents or used in a manner different from that agreed by the parties; (iv) risks or restrictions known by Alzamend where Alzamend nonetheless elected to proceed; (v) death, personal injury, or product liability (including health and safety) claims or actions arising from the use of Alzamend’s products and services; (vi) the unauthorized or improper use of materials or the marks by Alzamend, Alzamend’s designees, licensees, distributors, franchisees or Alzamend affiliates; (vii) claims brought by Alzamend’s employees for employment discrimination, other employment or labor disputes, breach of contract, personal injury or other civil law matters, or claims brought by those parties with whom Alzamend has a contractual or supplier relationship; (viii) allegations of patent, trademark or trade dress infringement or any other violation of a patent, trademark or trade dress right; (ix) any material breach of the terms of this Agreement by, or any act of omission of, Alzamend or its agents or employees relating to media commitments made by BitNile pursuant to Alzamend’s approval as provided for herein; and (x) the negligence, gross negligence, bad faith, or intentional or willful misconduct of Alzamend or its employees, agents or Alzamend affiliates.

(b)       Third Party Investigations of Alzamend. In addition, Alzamend shall reimburse BitNile for all costs and expenses (including reasonable attorneys’ fees and costs) incurred by BitNile resulting from any third-party investigation of the acts or practices of Alzamend including, without limitation, any costs or expenses related to compliance with any third party subpoena or other discovery request. Should BitNile be served with a third party subpoena in connection with Services it performed for Alzamend, BitNile shall promptly advise Alzamend and consult with Alzamend regarding BitNile’s response to the subpoena to the extent the subpoena seeks Alzamend data, documents, or information pertaining to Alzamend so that Alzamend may have an opportunity to seek appropriate relief.

(d)       Notification of Claims. A party entitled to be indemnified pursuant to this Section 12 (the “Indemnified Party”) shall provide prompt written notice to the party liable for such indemnification (the “Indemnifying Party”) of any claim or demand which the Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement. The Indemnifying Party shall promptly undertake to discharge its obligations hereunder. Additionally, the Indemnifying Party shall employ counsel reasonably acceptable to the Indemnified Party to defend any such claim or demand asserted against the Indemnified Party. The Indemnified Party shall have the right to participate in the defense of any such claim or demand at its own expense. The Indemnified Party shall cooperate with the Indemnifying Party in any such defense. In addition, the Indemnified Party shall at all times have the right to fully participate in any settlement which it reasonably believes would have an adverse effect on its business, but the Indemnified Party shall not make any settlement of any Claims that might give rise to liability of the Indemnifying Party without the prior written consent of the Indemnifying Party. The Indemnified Party shall make available to the Indemnifying Party or its agents all records and other materials in the Indemnified Party’s possession reasonably required by it for its use in contesting any third party claim or demand.

13.       Ownership.

(a)       Work Product. All materials developed or prepared by BitNile or its employees or Subcontractors for Alzamend hereunder that are subject to copyright, trademark, patent, or similar protection shall become the property of Alzamend and deemed “Work Product” provided that (i) the materials are produced in final form (i.e., ready to be disseminated to the public) by BitNile for Alzamend within six (6) months of being proposed by BitNile and (ii) Alzamend has paid to BitNile all fees and costs associated with creating and, where applicable, producing the materials. All title and interest to Work Product shall vest in Alzamend as “works made for hire” within the meaning of the United States Copyright Act. To the extent that the title to any such Work Product may not, by operation of law or otherwise, vest in Alzamend as a work made for hire or any such Work Product may not be considered a work made for hire, all right, title and interest therein is hereby irrevocably assigned by BitNile to Alzamend. In order to assure that its employees and Subcontractors do not possess proprietary rights in the Work Product that are inconsistent with Alzamend’s possession of such rights, BitNile will, as necessary, obtain the assignment and conveyance to Alzamend, or to BitNile for the benefit of Alzamend, of any proprietary rights that such persons or entities may then have or may have in the future to such Work Product.

(b)       Third Party Licenses. Notwithstanding the provisions of Section 13(a) above, it is understood that BitNile often licenses materials from third parties for inclusion in Work Product. In such circumstances, ownership of such licensed materials remains with the licensor, and Alzamend agrees that it remains bound by the terms of such licenses and that it does not obtain proprietary rights in such third party materials beyond the terms and conditions contained in the pertinent license. BitNile will keep Alzamend informed of any such limitations.

(c)       BitNile Materials. Notwithstanding any other provision of this Agreement, BitNile shall retain all right, title and interest in and to, including any intellectual property rights with respect to, any data, designs, processes, specifications, software, applications, source code, object code, utilities, methodologies, know-how, materials, information and skills (and any derivative works, modifications and enhancements thereto) owned, acquired or developed by BitNile or its licensors, and regardless of whether incorporated in any Work Product, (i) prior to the Effective Date; (ii) independently of, or not in connection with the performance of, the Services; (iii) in the general conduct of its business or to serve general functions that are not specific to Alzamend’s unique requirements; or (iv) if generally applicable, non-site specific and unrelated to the “look and feel” of the materials or other deliverable, in connection with the Services (or partially in connection with the Services) (collectively, “BitNile Materials”). Subject to fulfillment of Alzamend’s payment obligations hereunder, BitNile hereby grants Alzamend a worldwide, perpetual, irrevocable, royalty-free, nonexclusive license, with right to sublicense (but only for the benefit of Alzamend or its permitted successors or assigns), to use BitNile Materials actually incorporated into Work Product pursuant to this Agreement as necessary for or in connection with the use, management and maintenance of such Work Product, provided that Alzamend shall not have the right to publish or distribute any BitNile Materials other than as part of such Work Product or to create derivative works of BitNile Materials.

14.       Governing Law, Jurisdiction, and Venue. This Agreement and the rights of the parties hereunder shall be governed by and interpreted in accordance with the internal laws of the State of New York, without regard to its conflict of laws rules or choice of law principles.  Exclusive jurisdiction and venue for any claims made by either party against the other shall be within the state and federal courts located in the State of New York

15.       Notices. Notices under this Agreement are sufficient if given by nationally recognized overnight courier service, certified mail (return receipt requested), or personal delivery to the other party at the address below:

If to BitNile:	11411 Southern Highlands Pkwy., #240
Las Vegas, NV 89141
Attn: Milton C. Ault, III
todd@bitnile.com

If to Alzamend:	3500 Lenox Rd. NE, Suite 1500
Atlanta, GA 30326
Attn: Stephan Jackman
sjackman@alzamend.com

Notice is effective: (i) when delivered personally or by email, (ii) three (3) business days after sent by certified mail, or (iii) on the business day after sent by a nationally recognized courier service for next day delivery. A party may change its notice address by giving notice in accordance with this paragraph.

16.       Waiver. The failure of any party to seek redress for violation of or to insist upon the strict performance of any agreement, covenant or condition of this Agreement shall not constitute a waiver with respect thereto or with respect to any subsequent act.

17.       No Third Party Beneficiaries. This Agreement is made solely and specifically among and for the benefit of the parties hereto, and their respective successors and assigns and no other person will have any rights, interest, or claims hereunder or be entitled to any benefits under or on account of this Agreement as a third party beneficiary or otherwise

18.       Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their permitted successors and assigns.

19.       Assignment. Except as may be necessary in the rendition of the Services as provided herein, neither BitNile nor Alzamend may assign any part or all of this Agreement, or subcontract or delegate any of their respective rights or obligations under this Agreement, without the other party’s prior written consent. Any attempt to assign, subcontract, or delegate in violation of this paragraph is void in each instance.

20.       Paragraph Headings and Captions. Paragraph headings and captions contained in this Agreement are inserted only as a matter of convenience and in no way define, limit or extend the scope or intent of this Agreement or any provision thereof.

21.       Severability. Wherever possible each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under any such law, such provision shall be limited to the minimum extent necessary to render the same valid or shall be excised from this Agreement, as the circumstances require, and this Agreement shall be construed as if said provision had been incorporated herein as so limited or as if said provision had not been included herein, as the case may be, and enforced to the maximum extent permitted by law, and the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in order that the transactions contemplated by this Agreement can be consummated as contemplated.

22.       Force Majeure. Neither Alzamend nor BitNile shall be liable to the other for any failure, inability, or delay in performing hereunder if caused by any cause beyond the reasonable control of the party so failing, including, without limitation, an Act of God, war, strike, or fire; but due diligence shall be used in curing such cause and in resuming performance.

23.       Independent Contractors; No Partnership or Joint Venture. Alzamend and BitNile agree that BitNile shall perform its duties under this Agreement as an independent contractor. Furthermore, BitNile is not a true party of interest of Alzamend, and therefore, has no control over Alzamend’s business.

24.       Survival. Provisions of this Agreement, the performance of which by either or both parties, or by their sense and context, are intended to survive, will survive the completion, expiration, termination or cancellation of this Agreement.

25.       Entire Agreement. This Agreement and the Exhibit attached hereto constitute the entire agreement between BitNile and Alzamend relating to the subject matter hereof and supersedes any prior agreement or understandings between them. This Agreement may not be modified or amended unless such modification or amendment is agreed to by both BitNile and Alzamend in writing.

IN WITNESS WHEREOF, BitNile and Alzamend have executed this Agreement on the date first written above.

BITNILE HOLDINGS, INC.

By:	/s/ William B. Horne
William B. Horne
Chief Executive Officer

ALZAMEND NEURO, INC.

By:	/s/ Stephan Jackman
Stephan Jackman
Chief Executive Officer

EXHIBIT A

STATEMENT OF WORK